Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 001-09645

note from mark

Greetings,
Today, Clear Channel announced a settlement of the merger related litigation in New York and Texas. In addition, the Board of Directors approved an agreement between the company, our private equity sponsors, and the lender banks to fund and close the pending merger at $36 per share. Please refer to today’s news release for details.* We expect the merger to close by the end of the third quarter pending necessary shareholder approvals. This revised agreement carries several important advantages:
•	Our shareholders will avoid the significant delay and inherent risks associated with complex litigation.

•	The agreed price represents a substantial premium over recent stock price levels, and our shareholders will continue to have the option of participating in the future upside of our business through an election to roll some of their investment into the new company.

•	This agreement will greatly increase the certainty our merger will close, because the sponsors and the banks have agreed to fully fund the transaction into escrow.

•	We expect the new company will have an improved capital structure, lower debt load and stronger balance sheet.
For all of us at Clear Channel, it’s still business as usual. As our merger transaction developments move forward, we’ll all continue to stay focused on doing our jobs — and creating value for our customers, serving our communities and growing our businesses.
We will continue to keep you updated on important developments and I, again, thank you for your continued commitment and successful work.
With Regards,

*	A Q&A related to the merger will be posted at www.clearchannel.com beginning tomorrow, May 14.